SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 11 October, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

11 October 2019

BP expects to deliver around $10 billion of divestment proceeds and announced transactions by end 2019

●      Planned two-year $10 billion divestment programme now expected to be largely agreed by end 2019, ahead of schedule
●      Significant contribution from Alaska divestment and further progress with non-BHP US Lower 48 legacy gas asset sales
●      Divestments expected to result in a non-cash after-tax charge of $2-3 billion in BP's third quarter 2019 results

BP today announced that it now expects to deliver divestment proceeds and announced transactions totalling around $10 billion by the end of 2019, comprising the majority of its two-year divestment programme planned to complete by the end of 2020.

Following the $10.25 billion all-cash acquisition of US onshore assets from BHP in 2018, BP announced a $10 billion divestment programme over 2019 and 2020. The strong progress in delivering the programme has been driven by the agreed sale of BP's interests in Alaska, as well as progress in divesting assets from its existing, non-BHP US Lower 48 legacy gas business.

The $5.6 billion sale to Hilcorp of BP's Alaskan business - announced in August and subject to regulatory approval - is the largest single agreed transaction and is expected to complete in 2020. BP has also agreed the sale of four packages of legacy gas assets from its US Lower 48 business.

As a result of the agreed divestments, BP expects to take a non-cash, non-operating, after-tax charge of $2-3 billion in its third quarter 2019 results. BP will also continue to review asset valuations as divestments in the US Lower 48 progress over the fourth quarter 2019.

These impairment charges are expected to increase gearing in the short term, as a result of the impact on equity, with gearing remaining above the top end of the 20-30% range through year end. However, in line with the expected growth in free cash flow and the receipt of divestment proceeds, BP continues to expect net debt levels to reduce and gearing to move towards the middle of its target range of 20-30% through 2020.

Across the Upstream, BP continues to make strong progress with the delivery of its programme of major projects. 23 of the 35 projects expected online by the end of 2021 are now in production, with production ramping up from the four projects that have started up so far in 2019.

In the near term, BP's third quarter 2019 production was impacted by turnarounds in some of the highest-margin regions, and output in the US Gulf of Mexico was significantly disrupted by Hurricane Barry, with facilities shut down for around 14 days. Taken together, these factors impacted BP's third quarter 2019 production by around 100,000 barrels of oil equivalent per day, with the overall production mix in the third quarter having a higher proportion of barrels produced from higher tax regions.

As a result, BP's underlying effective tax rate is expected to be around 50% in the third quarter 2019, significantly higher than in the second quarter. The full year 2019 tax guidance of around 40% remains unchanged.

BP will provide further information in its third quarter 2019 results, scheduled to be published on 29 October 2019.

Further information:

BP press office, bppress@bp.com, +44 (0)20 7496 4076

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, the following, among other statements, are all forward looking in nature: plans and expectations regarding divestments; expectations regarding impairments; expectations with respect to net debt levels and gearing; and expectations regarding the underlying effective tax rate.  Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F 2018 under "Risk factors" as filed with the US Securities and Exchange Commission.
This document contains references to production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 October 2019
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary